Mail Stop 6010

      February 10, 2006

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Tower Semiconductor Ltd.
	Registration Statement on Form F-3
      Filed January 26, 2006
      File No. 333-131315

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. With a view toward disclosure, please update as to the status of your discussions with the Investment Center and your efforts to comply with the conditions of the Israeli government grants.

Selling Securityholders, page 17
2. We note your disclosure in the first sentence on page 18 that certain selling shareholders may use this prospectus to "resell warrants" and the shares which may be issued upon their exercise. However, the Fee Table and the Exhibit 5.1 opinion make no reference to the registration of warrants. If you intend to register the resale of these warrants, please revise your disclosure throughout the filing accordingly and obtain a revised opinion that reflects the registration of the warrants. Also include a brief discussion of how these shareholders acquired these securities.
3. Please disclose your material relationships with each of the selling shareholders during the past three years.
4. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter and is not eligible to rely on Rule 144 promulgated under the Securities Act. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you disclose, if true, that:
* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
      Please revise accordingly.
5. Please identify the natural persons that beneficially own the securities held by the entities named in the table.

Part II

Item 10.  Undertakings
6. Please include the undertaking set forth in Item 512(a) of Regulation S-K, as revised by Release 33-8591.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      Please contact Adelaja Heyliger at (202) 551-3636 or me at
(202) 551-3800 with any questions.

      Sincerely,



								Peggy A. Fisher
								Assistant Director

cc (via fax):  	Sheldon Krause, Esq.
	Eilenberg & Krause LLP
	212.986.2399

Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
February 10, 2006
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